July 30, 2009

Attn: Mr. Paul Fischer
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street N.E.
Washington, D.C. 20549

  Re:
  DIRECTV
  Registration Statement on Form S-4
  Filed June 8, 2009
  File No 333-159810

Dear Mr. Fischer:

        On behalf of our client, DIRECTV (the "Company"), please find responses to the comments from the Staff's letter to the Company (File No. 333-159810) of July 8, 2009 regarding the Company's proxy statement/prospectus included in our Form S-4 (the "Registration Statement"). Set forth below in bold are comments from the Staff's letter. Immediately below each of the Staff's comments is the Company's response to that comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff's comment letter and includes the caption used in the comment letter.

General

  1.
  Please provide all of the disclosure required by Item 18(a)(5) and Item 18(a)(7) of Form S-4, including executive compensation disclosure for the surviving or acquiring company, in the body of the Form S-4. We note that DirecTV is the surviving company, and that the registrant is not eligible to incorporate by reference.

    We respectfully advise the Staff that, as permitted by Item 11 and Item 18 of Form S-4, DIRECTV ("Holdings") has incorporated by reference into the proxy statement/prospectus certain of the requested information from documents previously filed with the SEC by The DIRECTV Group, Inc. ("DIRECTV") and has revised the disclosure on page 82 of the proxy statement/prospectus. Please see "Where You Can Find More Information." Item 11 of Form S-4 states that "[i]f the registrant meets the requirements of Form S-3 and elects to furnish information in accordance with the provisions of Item 10," the registrant may incorporate such information by reference into the prospectus. Similarly, Item 18(b) permits the incorporation by reference of "any information required by paragraphs (a)(5)(ii) and (7) of this item" where the registrant "meets the requirements for use of Form S-3." Taking into account the reporting history of DIRECTV, Holdings believes that it meets the Form S-3 eligibility requirements. Further, for the reasons outlined below, Holdings has concluded that relying on DIRECTV's reporting history in determining whether it is eligible to use Form S-3 is consistent with previous positions taken by the Staff.

    Instruction I.A.3 provides that in order to use Form S-3, a registrant must, among other things, have been subject to the reporting requirements of Section 12 or 15(d) of the Exchange Act and have filed all the material required to be filed pursuant to Section 13, 14 or 15(d) for a period of at least 12 calendar months immediately preceding the filing of the registration statement on Form S-3. The purpose of the 12-month reporting requirement is to ensure that detailed information regarding the registrant has been disseminated to the public prior to the registration of securities on the Form. However, as discussed below, the Staff has permitted a new Exchange Act reporting company to take into account the reporting history of a predecessor where detailed information of the type contemplated by the 12-month reporting requirement is already available to the public. DIRECTV meets the requirements for use of Form S-3, and, upon consummation of the contemplated transactions, DIRECTV will become a wholly-owned subsidiary of Holdings and will account for approximately 97% of Holdings' business and operations. In addition, Liberty Media Corporation ("Liberty") currently maintains three series of tracking stock: Liberty Entertainment (which includes Liberty's current ownership interest in DIRECTV), Liberty Interactive and Liberty Capital. The transactions contemplated in the proxy statement/prospectus essentially involve: (i) the separation of Liberty Entertainment, Inc. ("LEI"), which will hold approximately 90% of the assets and businesses attributed to the Liberty Entertainment group (the largest of which is Liberty's interest in DIRECTV); and (ii) mergers of LEI and DIRECTV with wholly-owned subsidiaries of Holdings, a new Exchange Act reporting entity. As such, detailed information regarding Holdings of the type contemplated by Instruction I.A.3 to Form S-3 is already available to the public because, among other things:

      •
      Both DIRECTV and Liberty are Exchange Act reporting companies, and both were in compliance with their respective reporting obligations during the prior 12 months and the period immediately preceding the contemplated transactions.

      •
      With respect to the wholly-owned and operated businesses of Liberty Entertainment, Liberty's Annual Report on Form 10-K for the fiscal year ended December 31, 2008 contains financial and narrative disclosure regarding those businesses, including data contained in the audited consolidated financial statements, and a discussion and analysis of the financial condition and results of operations of those businesses. Furthermore, Liberty's Quarterly Reports on Form 10-Q for the fiscal quarter ended March 31, 2009 and for the three quarters of the 2008 fiscal year contain unaudited consolidated financial statements with segment data, as well as a discussion and analysis of the financial condition and results of operations of the businesses comprising the Liberty Entertainment segment.

    Permitting Holdings to take into account the reporting history of DIRECTV in determining its S-3 eligibility is consistent with the position taken by the Staff in a number of interpretive letters. See, e.g., Ashland, Inc. (available August 8, 2005); CarMax, Inc. (available December 30, 2002); United States Steel (available December 28, 2001); AT&T Wireless Services, Inc. (available June 29, 2001); U.S. West, Inc. (available May 5, 1998); and Electronic Data Systems Holding Corporation (available April 29, 1996). Specifically, the Staff has taken the position that a separated company can take into account its parent's Exchange Act reporting history for purposes of determining Form S-3 eligibility when publicly available, detailed information about the newly separated company, including extensive segment-level information about the new company, exists in the parent's historic Exchange Act periodic reports. Additionally, each transaction in the interpretive letters cited above is similar to ours in that each involved a separation or spin-off of subsidiaries or segments whose performance was reflected in a separate class of tracking stock or targeted stock. For the reasons outlined above, the registrant believes that it should be permitted to take into account the reporting history of DIRECTV and Liberty's Liberty Entertainment segment in establishing its S-3 eligibility. In so doing, the registrant has incorporated by reference the requested information, as permitted by Item 11 and Item 18 of Form S-4.

  2.
  Please provide a management's discussion and analysis of the anticipated impact of the merger on Holding's results of operations and liquidity and capital resources. The discussion should address among other things the significant debt to which Holdings may become subject as a result of the proposed merger, as well as the impact of the financing arrangements into which it will enter as part of the merger transactions.

    We respectfully submit that this disclosure is not required by a registrant complying with Item 10 of Form S-4.

Dear Shareholder Letter

  3.
  Please significantly revise to shorten your Dear Stockholder letter, addressing here only the most significant points of the proposed transaction within the letter, and leaving the more detailed disclosure to your Question and Answer and Summary sections of the proxy.

    The Company has revised the Dear Stockholder letter in the proxy statement/prospectus in response to the Staff's comment.

Questions and Answers about the Transaction, page iv

What is the proposed transaction for which I am being asked to vote?, page iv

  4.
  Please clearly state the result of the Malone Contribution and the result of the mergers on the Malones, in percentage and number of holdings and voting influence.

    The Company has revised the disclosure on pages iv and v of the proxy statement/prospectus in response to the Staff's comment.

Why is the board of directors of DIRECTV seeking the adoption of the merger agreement and the approval of the Malone Agreement by disinterested holders of DirecTV common stock?, page v

  5.
  Please revise to clarify whether DirecTV will nonetheless proceed with the proposed transactions in the absence of shareholder ratification.

    The Company has revised the disclosure on page vii of the proxy statement/prospectus in response to the Staff's comment.

  6.
  With a view towards disclosure, please advise why the adoption of the merger agreement and the approval of the Malone agreement "should" constitute ratification of the transactions contemplated by such agreements, as opposed to "will" constitute such ratification.

    The Company determined to disclose that the adoption of the merger agreement and the approval of the Malone Agreement by the disinterested holders of DIRECTV common stock "should" constitute ratification of such agreements and the transactions contemplated thereby in light of the recent decision by the Delaware Supreme Court, Gantler v. Stephens, 965 A.2d 695 (Del. 2009). The Company's Delaware counsel has advised that the Court's decision in Gantler clarified in certain respects the parameters for stockholder ratification under Delaware law, but that the Gantler decision did not clearly delineate all of the instances in which stockholder ratification would be available. The Company has consulted with Delaware counsel as to the effect of stockholder ratification as applied to the merger agreement and the Malone Agreement and the transactions contemplated thereby, and has been advised that the approval of the disinterested DIRECTV stockholders should constitute ratification in this context but that, given the nature of the Court's discussion in Gantler, it could be misleading to advise stockholders that such approval "will" (i.e., in all circumstances) constitute ratification. The Company has revised the disclosure on pages vii and viii of the proxy statement/prospectus in response to the Staff's comment.

Why are there two classes of common stock of Holdings?, page vi

  7.
  We note that while the Malones will exchange all of their shares of LEI Series B common stock, representing approximately 92% of the outstanding shares of LEI Series B common stock, for shares of Holdings Class B common stock, the latter will be held entirely by the Malones following the merger." Please revise here, and at "LEI Common Stockholders to Receive Shares of Holdings Common Stock" on page 5 to indicate why the other holders representing roughly 8% of LEI Series B common stock will not receive Holdings Series B in connection with the proposed transactions, but rather will receive Holdings Series A.

    The Company has revised the disclosure on pages viii and 6 of the proxy statement/prospectus in response to the Staff's comment.

How does the value of the LEI assets relate to the exchange ratio? page vii

  8.
  Please revise the first sentence to briefly describe under what circumstances the exchange ratio in the LEI merger would be adjusted.

    The Company has revised the disclosure on pages ix and x of the proxy statement/prospectus in response to the Staff's comment.

Why is DirecTV proposing the merger?, page viii

  9.
  In order to provide a balanced presentation, please revise to summarize the material risks associated with the proposed transactions that were considered by the DirecTV board of directors.

    The Company has revised the disclosure on page v of the proxy statement/prospectus in response to the Staff's comment.

  10.
  Please revise to eliminate redundancy between your Q&A and Summary sections. For example, the disclosure here regarding DirecTV's reasons for the merger is essentially duplicative of disclosure found on page 7, and that disclosure concerning the DirecTV loan to Greenlady is found at both pages x and 10.

    The Company has revised the disclosure on pages iv through 15 of the proxy statement/prospectus in response to the Staff's comment.

Why is DirecTV loaning up to $650 million to Greenlady?, page x

  11.
  Please revise to briefly describe the "certain equity collar transactions" referenced in the final sentence of this question and answer.

    The Company has revised the disclosure on page xii of the proxy statement/prospectus in response to the Staff's comment.

  12.
  Given the significant size of the Greenlady debt potentially to be assumed by Holdings in connection with the merger, please revise to include separate Q&A regarding it. Please revise to explain that DirecTV could be required to repay $2 billion to Bank of America, without any cost to Liberty, LEI, or any of their respective subsidiaries. We note related disclosure at page 25, and in other places within your prospectus.

    The Company has revised the disclosure to include a separate Q&A regarding the Greenlady Debt on pages xi and xii of the proxy statement/prospectus in response to the Staff's comment.

When are the mergers expected to be completed?, page xii

  13.
  Please disclose the final date by which the merger must be completed or become subject to termination.

    The Company has revised the disclosure on page xv of the proxy statement/prospectus in response to the Staff's comment.

  14.
  Please revise to specify the governmental approvals to which the mergers are subject.

    The Company has revised the disclosure on page xv of the proxy statement/prospectus in response to the Staff's comment.

Summary, page 1

Receipt of Shares of Holdings Class A Common Stock in the DirecTV Merger is Structured to be nontaxable to DirecTV Stockholders, page 6

  15.
  Please revise to clarify that the summary discussion of tax consequences is based on the opinions of counsel Weil, Gotshal & Manges, and Skadden, Arps.

    The Company has revised the disclosure on page 6 of the proxy statement/prospectus in response to the Staff's comment. Please note that Skadden, Arps, as counsel to Liberty and LEI, is providing an opinion to the holders of Liberty Entertainment common stock with respect to the Split-Off, the LEI merger and the Malone Contribution only and is not providing an opinion to the DIRECTV stockholders with respect to the DIRECTV merger. Therefore, the summary disclosure is only based on the opinion of Weil, Gotshal & Manges LLP.

Opinion of the Special Committee's Financial Advisor, page 7

  16.
  Please revise here, as well as on page 70, to disclose the total fees that Morgan Stanley will receive, and specifically note the amount and percentage of the fees that will be paid only if the transaction is successfully consummated, as referenced on page 70 of your registration statement as well as in Annex E. Please refer to Item 1015(b)(4) of Regulation M-A.

    The Company has revised the disclosure on pages 8 and 74 of the proxy statement/prospectus in response to the Staff's comment.

DirecTV Stockholder Vote Required, page 8

  17.
  Please revise paragraph one to indicate the percentage of the majority of outstanding shares already committed to voting in favor of the merger agreement.

    The Company has revised the disclosure on page 8 of the proxy statement/prospectus in response to the Staff's comment.

Interests of Certain Persons in the DirecTV Merger, page 8

  18.
  Please revise to briefly quantify in dollar terms, on an aggregate and individual basis, the interests of certain officers and directors that may conflict with the interests of shareholders generally. Please similarly revise at "Interests of Certain Persons in the DirecTV Merger" at page 71.

    The Company has revised the disclosure on pages 9 and 76 of the proxy statement/prospectus in response to the Staff's comment.

  19.
  Please revise to clarify the merger's effect on any severance and employment agreements as they relate to your officers and directors.

    The Company has revised the disclosure on page 9 of the proxy statement/prospectus in response to the Staff's comment.

Board of Directors and management after the Mergers, page 11

  20.
  Please revise to clarify, in plain English, the possible alternatives concerning the board of directors of DirecTV assuming the consummation of the merger.

    The Company has revised the disclosure on pages 11 and 12 of the proxy statement/prospectus in response to the Staff's comment.

Legal Proceedings regarding the Mergers, page 11

  21.
  Please revise to indicate here, as well as on page 80 within the body of your proxy materials, the date or dates upon which the legal proceedings you have disclosed were instituted.

    The Company has revised the disclosure on pages 12 and 86 of the proxy statement/prospectus in response to the Staff's comment.

Regulatory Approvals and Conditions to Completion of the Mergers, page 11

  22.
  Please disclose the extent to which the conditions enumerated on page 12 are waivable. In addition, please disclose whether it is DirecTV's intent to resolicit stockholder approval of the merger if either party waives material conditions. We believe that resolicitation is generally required when companies waive material conditions to a merger, and such changes in the terms of the merger render the disclosure that you previously proved to shareholders materially misleading.

    The Company has revised the disclosure on page 13 of the proxy statement/prospectus in response to the Staff's comment.

  23.
  Because the tax consequences are material, a waiver of the condition that the parties receive favorable tax opinions and any related changes in the tax consequences to investors would constitute material changes to your prospectus requiring amendment and resolicitation. If the tax opinion condition is waivable, please confirm that DirecTV will recirculate and resolicit if there is a material change in tax consequences and the condition is waived, or advise us why you believe it is not necessary to do so. Please note also our position that the executed tax opinions must still be filed prior to effectiveness, regardless of your undertaking to recirculate and resolicit.

    The Company has revised the disclosure on page 14 of the proxy statement/prospectus in response to the Staff's comment. In the event there is a material change in tax consequences or a material condition is waived, DIRECTV confirms it intends to re-circulate and re-solicit. The Company intends to file executed tax opinions prior to the effectiveness of the Registration Statement.

Unaudited Comparative Per Share Information, page 20

  24.
  Provide equivalent per share data for LMC Entertainment in accordance with Item 3(f) of Form S-4.

    The Company has revised the disclosure on pages 21 and 22 of the proxy statement/prospectus in response to the Staff's comment.

  25.
  Tell us why you do not include pro forma per share data for Holdings Class A and Class B shares.

    We respectfully submit that the economic interest in Holdings represented by one share of Holdings Class A common stock is identical to the economic interest in Holdings represented by one share of Holdings Class B common stock, and therefore the pro forma per share data is identical for Holdings Class A and Class B common stock. The Company has revised the disclosure on page 22 of the proxy statement/prospectus in response to the Staff's comment.

Risk Factors, page 22

Former DirecTV stockholders who become stockholders of Holdings will be governed by the amended and restated certificate of incorporation and by-laws of Holdings, page 24

  26.
  Briefly summarize the material differences in the rights of shareholders and explain why they present potential risks to those who become shareholders of Holdings.

    The Company has revised the disclosure on pages 26 and 27 of the proxy statement/prospectus in response to the Staff's comment.

The merger agreement contains provisions that could affect the decision of a third party considering making an alternative acquisition proposal to the DirecTV merger, page 24

  27.
  Please revise to briefly characterize the "certain circumstances" under which DirecTV would be liable to pay termination fees of $450 million, and that DirecTV would be liable for a $10 million termination fee in the event the merger agreement fails to be approved by the DirecTV stockholders.

    The Company has revised the disclosure on page 26 of the proxy statement/prospectus in response to the Staff's comment.

Information Regarding Forward-Looking Statements, page 31

  28.
  Please note that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings, which includes DirecTV's registration of securities on this Form S-4. See Section 27A of the Securities Act of 1933. Please either delete any references to the Private Securities Litigation Reform Act or make clear that the safe harbor does not apply to you.

    The Company has revised the disclosure on page 34 of the proxy statement/prospectus in response to the Staff's comment.

The Special Meeting, page 34

Solicitation of Proxies, page 37

  29.
  We note that DirecTV may supplement the original solicitation of proxies by mail, by solicitation by telephone and "other electronic means." Revise to clarify the nature of the "other means." Also note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, e-mail correspondence and information posted on the Internet, must be filed under the cover of Schedule 14A. See Rule 14a-6(b) and (c). Please confirm your understanding in the response letter.

    The Company has revised the disclosure on page 40 of the proxy statement/prospectus in response to the Staff's comment. The Company confirms its understanding that all written soliciting materials must be filed under the cover of Schedule 14A.

The Mergers, page 39

Effect of the Malone Contribution. page 39

  30.
  Please revise to explain why former LEI stockholders owning approximately 53% of Holdings common stock subsequent to the merger will exercise approximately 64% of the voting power of Holdings.

    The Company has revised the disclosure on page 41 of the proxy statement/prospectus in response to the Staff's comment.

The Split Off and the Mergers, page 46

  31.
  Please revise paragraph two, page 50, to disclose upon what basis the parties "tentatively agreed to the 5% premium to be attributed to the DirecTV shares held by Liberty" when arriving at the exchange ratio to be used in the merger.

    The Company has revised the disclosure on page 52 of the proxy statement/prospectus in response to the Staff's comment.

  32.
  We note disclosure on page 51 that the revised term sheet delivered on March 23, 2009, provided for $160 million consideration to be received by Mr. Malone in the form of Holdings common stock, but are not able to determine how this figure was arrived upon, although we note the reference to additional consideration generally on page 49. Please revise or advise.

    The Company has revised the disclosure on page 53 of the proxy statement/prospectus in response to the Staff's comment.

  33.
  Please revise paragraph two on page 51 to indicate why Liberty added a majority of the minority stockholder condition to the revised term sheet sent back on March 26.

    The Company has revised the disclosure on pages 53 and 54 of the proxy statement/prospectus in response to the Staff's comment.

  34.
  Please revise the second paragraph on page 53 to discuss what prompted Mr. Maffei to reestablish contacts with Mr. Carey and subsequently propose the possible alternative transaction subsequent to the cessation of negotiations on April 17, 2009.

    The Company has revised the disclosure on page 55 of the proxy statement/prospectus in response to the Staff's comment.

  35.
  Please revise paragraph two on page 54 to characterize the "material issues that remained unresolved" as of April 28, 2009, discussed by Mr. Carey with the Special Committee.

    The Company has revised the disclosure on page 56 of the proxy statement/prospectus in response to the Staff's comment.

  36.
  We note the reference on page 49 to Morgan Stanley's presentation of preliminary material at the December 11, 2008 meeting, regarding the financial impact and the benefits and risks of the proposed transaction. Advise us why these presentations do not constitute a "report, opinion or appraisal materially relating to the transaction" within the meaning of Item 4(b) of Form S-4. Alternatively, provide all of the disclosure about these presentations that is required by Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A. We may have further comment after reviewing your response.

    We respectfully submit to the Staff that the preliminary valuation presentations provided by Morgan Stanley on December 11, 2008 were preliminary in nature and substantively related to a transaction materially different from the transactions that are the subject of the proxy statement/prospectus. Morgan Stanley did not rely on a substantial portion of the material in the preliminary presentations in rendering its view and delivering its fairness opinion and any information that was relied on also appeared in an updated form in Morgan Stanley's presentations of April 28, 2009 and May 3, 2009. In light of the foregoing, DIRECTV believes that disclosure regarding the preliminary presentations is not required and would be misleading to stockholders.

DirecTV's Reasons for the DirecTV Merger, page 56

  37.
  Please revise the first bullet on page 57 to indicate how the proposed transactions will eliminate share arbitrage situations between Liberty Entertainment common stock and DirecTV common stock.

    The Company has revised the disclosure on page 60 of the proxy statement/prospectus in response to the Staff's comment.

  38.
  Please revise the fifth bullet on page 57 to explain how the transactions you propose will increase DirecTV share liquidity by 115%.

    The Company has revised the disclosure on page 60 of the proxy statement/prospectus in response to the Staff's comment.

  39.
  Please revise the top bullet on page 58 to quantify, to the extent determinable, the "substantial transaction related taxes" to which Holdings could become liable.

    We respectfully submit that the "substantial transaction related taxes" to which Holdings could be liable are dependent on a variety of factors, any or all of which are subject to change and some of which the Company is not aware of and therefore are not more specifically quantifiable by the Company.

  40.
  We note that the board did not apparently consider the potential $2 billion liability as a countervailing factor or risk. To the extent determinable, please advise us why the board did not consider this such when making its recommendation to the stockholders.

    The board of directors of the Company did consider the potential $2 billion liability as a countervailing factor or risk. The Company has revised the disclosure on page 61 of the proxy statement/prospectus in response to the Staff's comment.

Opinion of the Financial Advisor to the Special Committee of the Board of Directors of DirecTV, page 58

  41.
  Please provide us with a copy of the Morgan Stanley engagement letter.

    As a supplement, the Company is providing to the Staff a copy of the Morgan Stanley engagement letter, under separate cover requesting confidential treatment pursuant to Exchange Act Rule 12b-4 and Securities Act Rule 418 and pursuant to the provisions of 17 C.F.R. § 200.83. In accordance with such rules, the Company requests that such engagement letter be returned promptly following completion of the Staff's review thereof.

  42.
  Please revise to provide quantified disclosure of the compensation that Morgan Stanley received for all services provided to DirecTV and its affiliates during the past two years. Please refer to Item 1015(b)(4) of Regulation M-A.

    The Company has revised the disclosure on page 74 of the proxy statement/prospectus in response to the Staff's comment.

  43.
  Please provide us with any analyses, reports, presentation, or similar materials, including projections and board books, provided to or prepared by the advisors in connection with rendering the fairness opinion. We may have further comment upon receipt of these materials.

    As a supplement, the Company is providing to the Staff copies of the presentations prepared by Morgan Stanley in connection with rendering the fairness opinion and provided to the special committee of DIRECTV's board of directors for the April 28, 2009 and May 3, 2009 meetings, under separate cover requesting confidential treatment pursuant to Exchange Act Rule 12b-4 and Securities Act Rule 418 and pursuant to the provisions of 17 C.F.R. § 200.83. In accordance with such rules, the Company requests that such material be returned promptly following completion of the Staff's review thereof.

  44.
  Please disclose any instructions or limitations the board provided to the advisor regarding the fairness opinion. Please refer to Item 1015(b)(6) of Regulation MA.

    The Company confirms that no instructions or limitations were given to Morgan Stanley in connection with its fairness opinion.

  45.
  Please note that the disclosure of financial forecasts prepared by management may be required if the forecasts were provided to third parties, including a third party's financial advisor. According, please disclose all material projections that Liberty Entertainment provided to DirecTV and/or its financial advisor, and that DirecTV gave to Liberty Entertainment and/or its financial advisor, or advise us why they are not material. Also, disclose the bases for and the nature of the material assumptions underlying the projections.

    Goldman Sachs, Liberty's financial advisor, was provided with internal projections prepared by DIRECTV management. We understand that these projections were not relied upon by the board of directors of Liberty in making its determination to recommend the transaction proposals to stockholders. We also understand that, at Liberty's direction, these projections were not relied on by Goldman Sachs as the best currently available estimates and judgments of Liberty. As Liberty did not rely on these projections or allow its financial advisor to rely on them as the best currently available estimates and judgments of Liberty, these projections are clearly not material.

    Morgan Stanley, DIRECTV's financial advisor, received internal projections of the RSNs and internal projections of GSN, as well as projections from DIRECTV (prepared with guidance from the respective managements of the RSNs and GSN and assistance from Morgan Stanley) forecasting additional years of operations for each RSN and for GSN. DIRECTV does not believe those projections are material as they apply to an immaterial portion of the assets of LEI. Therefore, DIRECTV believes those assets are immaterial to our stockholders' decision to adopt the merger agreement and approve the Malone Agreement. DIRECTV believes that inclusion of a summary of these projections would be misleading to stockholders as to their relative importance to the transaction.

  46.
  To aid the average investor in understanding the financial analyses summaries, please revise each of them to explain in concise and understandable language what the financial advisor did and how the analysis and conclusion are relevant to stockholders and, specifically, to the consideration that they are receiving in the merger. For example, on page 63, you refer to the implied total asset value for the other LEI Business implied by the equity research sum-of-the-parts analysis, and then compare that to the total of the Implied Discount Cash Flow values, but do not relate how Morgan Stanley employed these values in arriving at its opinion regarding the exchange ratio. Similarly, how did Morgan Stanley ultimately relate the premiums paid in Strategic Transactions and Squeeze-Out Transactions to the 5% premium in the proposed merger, and how did that relate to the determination of fairness of the exchange ratio? Include a more detailed summary of each analysis performed, including why the particular analysis was selected and then why particular measures or methodologies were chosen for each analysis. In addition, please reduce the amount of financial jargon and avoid unnecessary financial terms that make the disclosure difficult to understand.

    The Company has revised the disclosure on pages 62 to 75 of the proxy statement/prospectus in response to the Staff's comment.

  47.
  Please revise paragraph one on page 61 under "Valuation of the Other LEI Businesses," to explain why Morgan Stanley determined that the discounted cash flow analysis was the appropriate analysis to focus on. We are uncertain to what you refer when you say that this analysis was focused upon "for reasons described below." We note that your statement regarding focus on this analysis appears to be at variance with your statement on page 69 that Morgan Stanley "considered the results of all its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered."

    The Company has revised the disclosure on page 65 of the proxy statement/prospectus in response to the Staff's comment.

Material United States Federal Income Tax Consequences of the DirecTV Merger, page 77

  48.
  It appears that you intend for this tax discussion to constitute counsel's opinion. If so, please revise to clearly state that the discussion that follows is counsel's opinion as to federal income tax consequences. Alternatively, please advise us whether you intend to obtain and file long-form tax opinions.

    The Company intends to obtain and file a long-form tax opinion of its counsel, Weil, Gotshal & Manges LLP.

The Merger Agreement, page 84

  49.
  We note the disclaimer at the conclusion of introductory paragraph two to the Merger Agreement that stockholders "should not rely on the covenants in the Merger Agreement as actual limitations on the respective businesses of Liberty Media, LEI and DirecTV." Please expand upon this disclaimer to explain what you mean when you refer to "the covenants," and to more fully disclose why you believe that shareholders are not permitted to rely upon them. Among other things, please explain what actions could either party take pursuant to confidential disclosures that would render the covenants unreliable.

    The Company has revised the disclosure on page 91 of the Registration Statement in response to the Staff's comment. Specifically, the Company has revised its disclosure to state that shareholders should not rely on the covenants "relating to the conduct of Liberty, LEI or DIRECTV's businesses during the pendency of the transactions" in the merger agreement as actual limitations. The Company believes and has disclosed that shareholders should not rely on such covenants alone as actual limitations because any party may take certain actions that are either expressly permitted in the confidential disclosures to the merger agreement (i.e., Schedules) or are otherwise consented to by the appropriate party (which consent may be given without prior notice to the public). As a result, the Company believes that the revised disclosure is sufficient.

LMC Entertainment financial statements, page F-38

  50.
  It would appear you need to recast your financial statements for the impact of the adoption of SFAS 160.

    The financial statements have been recast in response to the Staff's comment.

  51.
  Tell us why you do not disclose earnings per share for each class of common stock.

    We respectfully submit that the economic interest in LEI represented by one share of LEI Series A common stock is identical to the economic interest in LEI represented by one share of LEI Series B common stock, and therefore the pro forma per share data is identical for LEI Series A and Series B common stock. The LMC Entertainment financial statements have been revised to indicate that the pro forma earnings per share is for both Series A and Series B common stock.

Part II

Exhibit Index

  52.
  Please file all remaining exhibits as soon as possible. Upon review, we may have further comments. If you are not prepared to file the legal opinion with your next amendment, please provide a draft of the opinion for us to review. Likewise, please provide us with a form of the proxy card you intend to use.

    A form of the legal opinion is being filed under Exhibit 5.1. A form of the proxy card is being filed under Exhibit 99.1.

  53.
  As applicable, pursuant to Item 601(b)(2) of Regulation S-K, please include a list briefly identifying the contents of all omitted schedules and exhibits to the Agreement and Plan of Merger, together with an agreement to furnish to us a copy of any omitted schedule or exhibit upon request.

    The Company has attached as Exhibit 99.4 a list briefly identifying the contents of all schedules and exhibits to the Agreement and Plan of Merger and Amendment No. 1 to the Agreement and Plan of Merger. The Company agrees to furnish supplementally copies of any of the omitted schedules and exhibits upon the request of the Staff.

Exhibit 99.2

  54.
  Please note that, due to the limitation placed upon the consent, you will need to file a new consent with each amendment to the registration statement.

    The Company acknowledges that it will need to file new consents with Amendment No. 1 to the Registration Statement and will either file new consents with each future amendment or with a future amendment file consents that do not contain a limitation on filing amendments.

        If you have any questions or would like to discuss any of the Company's responses, please do not hesitate to call or e-mail me (310-964-0723; larry.hunter@directv.com), Frederick S. Green (212-310-8524; frederick.green@weil.com), Michael Lubowitz (212-310-8566; michael.lubowitz@weil.com) or Jackie Cohen (212-310-8891; jackie.cohen@weil.com).

Very truly yours,
/s/ Larry D. Hunter
Larry D. Hunter Chief Executive Officer The DIRECTV Group, Inc.